FEB 14 2011
Washington, DC
105

SEC Mail Processing Section
FEB 14 2011
Washington, DC
105

KH 2/15

11015605

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50699

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VARIABLE INVESTMENT ADVISORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4305 SOUTH LOUISE AVENUE, SUITE 101A
(No. and Street)

SIOUX FALLS	SOUTH DAKOTA	57016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY WILSON 605-361-8230
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENJES, CONNER & WILLIAMS, P.C.
(Name – *if individual, state last, first, middle name*)

P.O. BOX 1528	SIOUX CITY	IOWA	51102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 2/16

VARIABLE INVESTMENT ADVISORS, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2010

OATH OR AFFIRMATION

I, GREGORY S. WILSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VARIABLE INVESTMENT ADVISORS, INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Gregory S. Wilson
Signature

GREGORY S. WILSON, CEO
Title

RICHARD F. RAHN NOTARY SEAL PUBLIC SOUTH DAKOTA

Richard F. Rahn My Commission Expires: 8-14-2015
Notary Public, South Dakota

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

* * * * * * * *

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

800 FRANCES BUILDING
505 FIFTH STREET
P.O. BOX 1528
SIOUX CITY, IOWA 51102

PH. (712) 277-3931
(800) 274-3931
FAX (712) 233-3431

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Directors
Variable Investment Advisors, Inc.
Sioux Falls, South Dakota

We have audited the accompanying statement of financial condition of VARIABLE INVESTMENT ADVISORS, INC. (a South Dakota corporation) as of December 31, 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Variable Investment Advisors, Inc., as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on page 8 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Henjes, Conner & Williams, P.C.
Certified Public Accountants

Sioux City, Iowa
February 2, 2011

VARIABLE INVESTMENT ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash	$	94,912
Commissions Receivable		35,023
Other Receivables		1,969
Prepaid Expenses		24,343
Office Furniture and Equipment at Cost, Less Accumulated Depreciation of $41,269		2,083
Total Assets	$	158,330

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts Payable	$	925
Commissions Payable		31,701
Payroll Taxes Payable		3,270
Total Liabilities	$	35,896
STOCKHOLDERS' EQUITY		
Common Stock ($.01 Par Value, 400,000 Shares Authorized, 400,000 Shares Issued and Outstanding)	$	4,000
Additional Paid-In Capital		110,094
Retained Earnings		8,340
Total Stockholders' Equity	$	122,434
Total Liabilities and Stockholders' Equity	$	158,330

The Accompanying Notes Are an Integral Part
of This Financial Statement

VARIABLE INVESTMENT ADVISORS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2010

		Amount
REVENUE		
Commissions	$	588,270
Interest		360
Other		36,307
Total Revenue	$	624,937
EXPENSES		
Advertising	$	792
Annual Report		464
ATS Expense		17,164
Bank Charge		140
Commissions		353,436
Continuing Education		664
Depreciation		2,008
Dues & Subscriptions		149
General Insurance		4,878
Health Insurance		10,715
Licenses		24,401
Life Insurance		2,787
Meals & Entertainment		2,195
Meeting & Seminars		8,472
Office Supplies and Postage		7,596
Payroll Taxes		6,413
Professional Fees		21,517
Rent		12,114
Salaries - Officer		11,016
Salaries		75,914
Telephone		3,115
Total Expenses	$	565,950
Net Income	$	58,987

The Accompanying Notes are an Integral Part
of This Financial Statement

VARIABLE INVESTMENT ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance at December 31, 2009	$ 4,000	$ 110,094	$(50,647)	$ 63,447
Net Income for 2010			58,987	58,987
Balance at December 31, 2010	$ 4,000	$ 110,094	$ 8,340	$ 122,434

The Accompanying Notes are an Integral Part
of This Financial Statement

VARIABLE INVESTMENT ADVISORS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash Received for Commissions	$ 551,517
Cash Received for Interest Income	360
Cash Received for Other Income	35,014
Cash (Paid) to Suppliers, Employees and Independent Contractors	(574,761)
Net Cash Provided by Operating Activities	$ 12,130
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash Paid for Equipment	$(126)
Net Cash (Used) by Investing Activities	$(126)
Net Increase in Cash and Cash Equivalents	$ 12,004
Cash and Cash Equivalents at Beginning of Year	82,908
Cash and Cash Equivalents at End of Year	$ 94,912
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES	
Net Income	$ 58,987
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	$ 2,008
(Increase) in Commissions Receivable	(15,508)
(Increase) in Other Receivables	(1,293)
(Increase) in Prepaid Expenses	(3,955)
(Decrease) in Accounts Payable	(23,516)
(Decrease) in Unearned Income	(21,245)
Increase in Commissions Payable	16,680
(Decrease) in Payroll Taxes Payable	(28)
Total Adjustments	$(46,857)
Net Cash Provided by Operating Activities	$ 12,130

The Accompanying Notes are an Integral Part
of This Financial Statement

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - The Company, located in Sioux Falls, South Dakota, sells mutual funds and variable and fixed insurance products to customers in the United States. The Company accomplishes this goal through a small group of brokers located throughout the United States. In 2002, the Company developed an alternative trading system. This web-based system offers a matching service to companies and individuals for the purpose of buying and selling capital units.

Basis of Presentation - The Company follows accounting standards set by the Financial Accounting Standards Board, commonly referred to as the FASB. The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure we consistently report our financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the FASB *Accounting Standards Codification*, sometimes referred to as the Codification or ASC.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Commissions Receivable - The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Property and Equipment - Depreciation is computed using the straight-line method over the estimated useful lives of the individual assets ranging from one to ten years.

Income Taxes - The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income.

Management has concluded that uncertain tax positions would be the responsibility of the stockholders. Accordingly the accompanying financial statements do not include any provision for uncertain tax positions, and no related interest or penalties have been recorded in the operating statement or accrued in the balance sheet. Federal and state tax returns of the entity are generally open to examination by the relevant taxing authorities for a period of three years from the date the returns are filed.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - RELATED PARTY TRANSACTIONS

The Company leases its office space from the Company's president on a month-to-month basis. A total of $12,114 was paid under the terms of a verbal lease during the year ended December 31, 2010.

Note 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $95,168. The Company's net capital ratio was 0.38 to 1.

Note 4 - EXEMPTION

This Company is exempt from filing supporting schedules on the Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements. This exemption is claimed under the provisions of SEC Rule 15c-3-3, Section (K)(1) limited business (mutual funds and/or variable annuities only).

Note 5 - SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through February 2, 2011, the date the financial statements were available to be issued.

(This Page Intentionally Left Blank)

SUPPLEMENTAL INFORMATION

VARIABLE INVESTMENT ADVISORS, INC. SCHEDULE I

COMPUTATION OF NET CAPITAL

AS OF DECEMBER 31, 2010

NET CAPITAL		
Total Stockholders' Equity		$ 122,434
Deductions:		
Non-Allowable Assets:		
Other Receivables	$ 840	
Prepaid Expenses	24,343	
Office Furniture & Equipment	2,083	27,266
Net Capital		$ 95,168
AGGREGATE INDEBTEDNESS		
Accounts Payable		$ 925
Commission Payable		31,701
Payroll Taxes Payable		3,270
Total Aggregate Indebtedness		$ 35,896
COMPUTATION OF NET CAPITAL		
Minimum Net Capital Required		$ 5,000
Excess Net Capital at 1,500 Percent		$ 90,168
Excess Net Capital at 1,000 Percent (Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Net Capital Required)		$ 89,168
Ratio: Aggregate Indebtedness to Net Capital		0.38 to 1

The above calculations are based on Rule 15c3-1 of the Securities Exchange Act of 1934. There is no material difference from this schedule and the Company's computation, included in Part II of Form X-17A-5, as of December 31, 2010.

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

800 FRANCES BUILDING
505 FIFTH STREET
P.O. BOX 1528
SIOUX CITY, IOWA 51102
PH. (712) 277-3931
(800) 274-3931
FAX (712) 233-3431

INDEPENDET AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholders and Directors
Variable Investment Advisors, Inc.
Sioux Falls, South Dakota

In planning and performing our audit of the financial statements and supplemental schedule of VARIABLE INVESTMENT ADVISORS, INC. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Henjes, Conner + Williams, P.C.

Certified Public Accountants

Sioux City, Iowa
February 2, 2011